

May 26, 2011

Via Facsimile and U.S. Mail

Mr. Steven W. Berglund
Chief Executive Officer
Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA   94085

> **Re: Trimble Navigation Limited**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-14845**

Dear Mr. Berglund:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies and Estimates, page 29

– Revenue Recognition, page 29

1.   We note your disclosure that if no precise point of delivery of goods to the carrier is indicated by the buyer, you "may choose within the place or range stipulated where the

carrier will take the goods into carrier's charge." With a view towards enhanced disclosures in future filings, please more specifically explain this disclosure. Clarify if delivery is considered to occur upon your delivery to the place where the carrier will take the goods into carrier's charge, or if delivery occurs when the carrier takes the goods into its charge from the place determined by you.

2.   We note your disclosure that "[D]istributors and resellers do not typically have a right of return." Please tell us and revise future filings to explain the situations where your distributors and resellers have a right of return. Describe the nature of the right of return that you offer, how you account for the right of return and the nature of significant estimates and judgments involved in accounting for the right of return.

Results of Operations, page 33

3.   Please tell us and revise future filings to discuss in concrete, specific terms the causes underlying the material changes to the line items you disclose, and quantify, if possible, the impact of new products. For example, you attribute the increased sales in your Engineering and Construction segment to a "return to growth," but it appears from management's earnings call that such results reflected increased revenues from your heavy and highway business, and that your results in this segment have been constrained by your performance in the residential and commercial construction markets. Likewise, you note increased farmer demand as the cause for improved sales in your Field Solutions segment, though it is unclear from your disclosure what fueled that demand. However, we note from management's earnings call that the farm economy is strong and you have benefited from cash-rich farmers.

4.   We note throughout your discussion of operating expenses that you attribute changes to acquisitions, compensation expenses, foreign currency and other costs. In order to provide greater insight into the results of operations, please revise your discussion in future filings to quantify the effects of each item cited in your discussion.

Liquidity and Capital Resources, page 40

5.   We note your disclosures regarding your debt covenants. Please revise future filings to disclose your most restrictive debt covenant.

6.   Please tell us about, and revise future filings to describe, any material impediments to your ability to access sources of liquidity and the resulting ability to meet your short and long-term liquidity needs. For example, tell us and revise future filings to describe the impact on your liquidity of the cash amounts you have indefinitely reinvested outside the United States, as disclosed on page 74.

7.   Please tell us and revise future filings to describe the primary drivers of your operating cash flows. For example, you refer here to decreased operating cash flows resulting from

an increase in inventory spending, but it is unclear why inventory spending increased or to what segment or segments that increase relates.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 42

8.   We note your presentation of non-GAAP financial measures. We note your discussion regarding the nature of the items you exclude from the non-GAAP measures, however, we do not see where you have provided the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for *each* non-GAAP financial measure you present. Please revise future filings to provide the required disclosure.

9.   We note from your disclosure that you exclude "non-recurring acquisition costs" and "non-recurring tax charges/benefits." Please explain to us how your presentation of these items, including your use of the term "non-recurring," complies with Item 10(e)(1)(ii)(B) of Regulation S-K.

Note 2. Accounting Policies, page 52

– Revenue Recognition, page 54

10.   We note your disclosures here regarding your early adoption of revenue accounting guidance related to arrangements with multiple deliverables. Please provide us with additional details regarding your consideration of paragraph 605-25-25-5 of the FASB Accounting Standards Codification. Specifically, explain how you considered whether each of the delivered elements have value to the customer on a standalone basis.

Note 12. Income Taxes, page 72

11.   With a view towards enhanced disclosures in future filings, please explain the reasons for the increased impact of the foreign rate differential in your rate reconciliation table on page 73 in 2010 compared to 2009.

Item 11. Executive Compensation, page 85

12.   In future filings, please incorporate by reference all required disclosure. We note, for example, that you did not incorporate the information under the caption "Non-Employee Director Compensation" from your Schedule 14A even though the disclosure is required by Item 402 of Regulation S-K.

13.   Please tell us and revise future filings to clarify how you reached the "% of target" and actual bonus amounts paid, as disclosed on page 24 of your definitive proxy statement. As one example only, it appears that two corporate quarterly operating income targets were missed, two were exceeded while the full year target was also exceeded by less than

10%. Given this, it is unclear how you determined Mr. Berglund's % of target bonus was 250%.

14.   The last paragraph on page 22 of your definitive proxy statement indicates that you established goals related to revenue and operating income as a percentage of revenue, contrary to the table on page 24. Please reconcile and revise future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney at (202) 551-3286 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief